SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 18, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated May 17, 2006 re. the offering of a GBP 250 million bond.

Paris, May 17 2006

France Telecom: offering of a GBP 250 million bond

France Telecom has closed a GBP 250 million bond offering:

Currency	Format	Term	Notional	Coupon	Re-offer spread

GBP	Fixed-rate	6 years	250 million	5.50%	75 basis points over the Gilt

The Group has seized a window of opportunity in the bond markets to optimize the refinancing of its debt denominated in sterling.

Press Contacts:

+33 (0)1 44 44 93 93

Nilou du Castel	nilou.ducastel@francetelecom.com
Sébastien Audra	sebastien.audra@francetelecom.com
Bertrand Deronchaine	bertrand.deronchaine@francetelecom.com

This press release is not an offer of securities for sale, or the solicitation of an offer to buy securities, in the United States or elsewhere. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of the securities has been or will be made in the United States or elsewhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 18, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information